# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NeuroOne Medical Technologies Corporation, CIK 0001500198
CUSIP: 64130M308
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7599 Anagram Drive, Eden Prairie, Minnesota (MN), 55344
Date of event which requires filing of this statement: 04/14/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001441252

## Reporting persons
- Brian Pratt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 627,344; sole dispositive power 0; shared dispositive power 627,344; aggregate amount beneficially owned 627,344 (7.4% of the class)
  Comment: The amounts reported in boxes 6, 8, and 9 represent 627,344 shares of common stock, par value $0.001 per share ("Common Stock"), of NeuroOne Medical Technologies Corporation (the "Company"), held in a joint account with Brian Pratt's spouse.
  
  The percentage in box 11 is based on 8,420,999 shares of Common Stock outstanding following a 1-for-6 reverse stock split of 50,525,995 shares of Common Stock outstanding as of February 13, 2026, as reported in the Company's Quarterly Report on Form 10-Q filed on February 17, 2026. The reverse stock split was effective as of April 15, 2026, as reported in the Company's Current Report on Form 8-K filed on April 14, 2026.
- Barbara Pratt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 627,344; sole dispositive power 0; shared dispositive power 627,344; aggregate amount beneficially owned 627,344 (7.4% of the class)
  Comment: The amounts reported in boxes 6, 8, and 9 represent 627,344 shares of common stock, par value $0.001 per share ("Common Stock"), of NeuroOne Medical Technologies Corporation (the "Company"), held in a joint account with Barbara Pratt's spouse.
  
  The percentage in box 11 is based on 8,420,999 shares of Common Stock outstanding following a 1-for-6 reverse stock split of 50,525,995 shares of Common Stock outstanding as of February 13, 2026, as reported in the Company's Quarterly Report on Form 10-Q filed on February 17, 2026. The reverse stock split was effective as of April 15, 2026, as reported in the Company's Current Report on Form 8-K filed on April 14, 2026.

## Item 1. Issuer
Name of issuer: NeuroOne Medical Technologies Corporation
Address of issuer's principal executive offices: 7599 Anagram Drive, Eden Prairie, MN 55344

## Item 2. Person Filing
Name of person filing:
Brian Pratt; and
Barbara Pratt
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 5950 Berkshire Lane, Ste. 800, Dallas, Texas 75225.
Citizenship: Each Reporting Person is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth on the cover page of this Schedule 13G is incorporated herein by reference.
Percent of class: The information set forth on the cover page of this Schedule 13G is incorporated herein by reference.
Sole power to vote or to direct the vote: The information set forth on the cover page of this Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth on the cover page of this Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth on the cover page of this Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth on the cover page of this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement, dated as of April 21, 2026, by and between the Reporting Persons, attached hereto.

## Signatures
- Brian Pratt: /s/ Brian Pratt, Brian Pratt (04/21/2026)
- Barbara Pratt: /s/ Barbara Pratt, Barbara Pratt (04/21/2026)